[Greenberg Traurig, LLP Letterhead]

June 15, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Attn:       Ms. Peggy Kim, Esq., Special Counsel

Re:         Hines Real Estate Investment Trust, Inc.  (the “Company”)
Schedule 14D-9
Filed June 9, 2011
File Number: 5-86245

Dear Ms. Kim:

We are writing on behalf of our client, Hines Real Estate Investment Trust, Inc. (the “Company”), in response to the letter of the staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 14, 2011 (the “Comment Letter”), relating to the above-referenced filing (together with the exhibits thereto, the “Schedule 14D-9”).  Set forth below is the Company’s response to the comment raised in the Comment Letter.  For the convenience of the Staff, the comment is reprinted in italics and is followed by the response of the Company.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 1

Reasons for the Recommendation, page 2

1.
We note the reference to valuations by management and by independent third parties. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing these valuations in greater detail and attaching any written analyses or presentation materials. Refer to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

Company’s Response:

The Company notes the Staff’s acknowledgement that greater detail concerning the valuation and disclosure of the analyses or presentation materials related to the valuation is not required by a specific item requirement in the Schedule 14D-9.  The Company has considered Item 1011(c) of Regulation M-A, and the Company does not believe that such disclosure is necessary to make the statements required to be made in the Schedule 14D-9, in light of the circumstances under which they are made, not misleading. The Company's board of  directors (the “Board”) considered numerous factors  in determining its recommendation, as described in detail in the Schedule 14D-9.  Only one of those factors was the estimated valuation.  With respect to the estimated valuation, the Company hereby advises the Staff that it believes it has provided a sufficiently detailed summary in the Schedule 14D-9 of the multiple factors that were considered by the Board in arriving at the estimated per-share value of the Company’s common stock.  Further, the disclosure in the Schedule 14D-9 describes the methodologies used to estimate the value of the Company’s real estate investments.  As described in the Schedule 14D-9, the Board considered multiple factors in establishing the estimated value, which included certain information provided by independent third parties; however, the estimated per-share value was not determined solely upon any analyses or presentation provided by an independent third party.

Accordingly, the Company does not believe it is necessary to amend the Schedule 14D-9.

In addition to providing the above response, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

Ms. Peggy Kim, Esq.
June 15, 2011

•	Staff comments or changes to disclosure made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing matter or wish to discuss further the response, please contact me at (703) 749-1396 or my colleague, Judith Fryer, at (212) 801-9330.

Sincerely,

/s/ Alice L. Connaughton
Alice L. Connaughton

cc:  Charles N. Hazen, Hines Real Estate Investment Trust, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP